Mail Stop 4561

July 9, 2009

Mitchell L. Gaynor
Senior Vice President, General Counsel and Secretary
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

      Re: Juniper Networks, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed March 2, 2009
              File No. 000-26339

Dear Mr. Gaynor:

      We have completed our review of the above-referenced filing and have no further comments at this time.

              Sincerely,

              Maryse Mills-Apenteng
              Special Counsel